Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the consolidated financial statements of Imperial Sugar Company and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s ability to continue as a going concern and to the explosion and fire on February 7, 2008 at the Company’s sugar refinery in Port Wentworth, Georgia) and the effectiveness of Imperial Sugar Company’s internal control over financial reporting dated January 5, 2012, appearing in the Annual Report on Form 10-K of Imperial Sugar Company for the year ended September 30, 2011.

/s/ Deloitte & Touche LLP

Houston, Texas

February 13, 2012